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                             June 9, 2023

       Hiren Patel
       Chief Executive Officer
       99 Acquisition Group Inc.
       14 Noblewood Ct.
       Gaithersburg, MD 20878

                                                        Re: 99 Acquisition
Group Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 15, 2023
                                                            File No. 333-269923

       Dear Hiren Patel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2023 letter.

       Amendment 2 for Form S-1 filed May 15, 2023

       General

   1. We note your response to comment 3. Aside from the material received on April 8, 2022, we have not received
any additional supplemental information provided to the sponsor investors. Please
provide all supplemental information provided to investors in the sponsor, including
their subscription agreements. Please specifically tell us what information has been
provided to these investors.
   2. We note your response to comment 5. In response to comment 5, you state that you have provided supplemental
information to the staff. We have not received that information.
                                                        Please provide this
information to us. Additionally, please clearly state in your response whether the investors
and potential investors have been made aware that their money will
 Hiren Patel
99 Acquisition Group Inc.
June 9, 2023
Page 2
      not be protected in a trust, how they were advised, and whether they have been given an opportunity to receive their investment back given this significant change to their expectations. Finally, we also note your revise disclosure on page 10, please revise to add a complete date in the disclosure.

       You may contact Mark Rakip at 202-551-3573 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameHiren Patel
                                                            Division of
Corporation Finance
Comapany Name99 Acquisition Group Inc.
                                                            Office of Real
Estate & Construction
June 9, 2023 Page 2
cc:       David J. Levine, Esq.
FirstName LastName